EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $.0001 per share, of Liquid Holdings Group, Inc. dated July 15, 2014 is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: July 15, 2014

Brian Ferdinand
Ferdinand Holdings LLC
LT World Limited LLC
Ferdinand Trading II LLC
LT World Partners LLC

By:	/s/ Brian Ferdinand
Brian Ferdinand, for himself, as the Sole Voting
Member of Ferdinand Holdings, and as the Sole
Member of each of LT World Limited,
Ferdinand Trading and LT World Partners

Andrea Ferdinand
Ferdinand Holdings Investment Trust

By:	/s/ Andrea Ferdinand
Andrea Ferdinand, for herself and as Trustee
of FHIT